FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. AstraZeneca plans new R&D centre in Massachusetts

29 April 2022 07:05 BST

AstraZeneca announces plans for new strategic R&D centre and Alexion headquarters in Cambridge, Massachusetts
Move brings together AstraZeneca and Alexion colleagues in a purpose-built facility in Kendall Square, Cambridge, MA, a world leading life sciences hub

AstraZeneca today announced plans to open a new site at the heart of the Cambridge, MA, life sciences and innovation hub.

The new site will be a strategic R&D centre for AstraZeneca, as well as Alexion's new corporate headquarters. The site will bring together approximately 1,500 R&D, commercial and corporate colleagues into a single purpose-built space in Kendall Square, Cambridge, MA.

The site, scheduled for completion in 2026, will be in close proximity to several major academic, pharma and biotech institutions, inspiring greater collaboration and innovation potential, and providing access to future talent. The move reinforces AstraZeneca's commitment to the greater Boston area, with over 570,000 square feet of R&D and commercial space, and room for expansion for the future.

Pascal Soriot, Chief Executive Officer, AstraZeneca, said: "Today's announcement is a milestone moment following the acquisition of Alexion in July 2021. Our combined company has already successfully leveraged internal scientific synergies, and this move will act as a catalyst for even more external collaboration and innovation.

"Kendall Square, Cambridge, is at the heart of the life sciences and innovation hub of the greater Boston area, and our new site will put us right at the centre of this space. The move will provide access to some of the most innovative partners in academia and biotech, offering opportunities to accelerate our growth and collaborate with like-minded organisations as we continue to push the boundaries of science to deliver advances for patients."

Notes
AstraZeneca is working with BXP (NYSE:BXP) on development of the new site.

In line with AstraZeneca's commitment to leading in sustainability, the aim is for the new site to have platinum Leadership in Energy & Environmental Design (LEED) certification, the highest level of certification.

Alexion's R&D center of excellence will remain in New Haven, Connecticut. Alexion recently signed a lease to expand that campus as well, which will double Alexion's lab floor space in New Haven by the end of 2023.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts

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Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 April 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary